Exhibit 99.2
Blackrock Inc. shareholding notification

6 November 2023, 11:00 CET

ArcelorMittal (the ‘Company’) announces that on 31 October 2023 it received a shareholding notification from BlackRock, Inc. According to this notification, the following threshold of (potential) voting rights was reached:
o5.72% on 30 October 2023.
This notification is available in the Luxembourg Stock Exchange’s OAM electronic database on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.
This notification is published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% of voting rights threshold.
ENDS